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02002591

SUPPL

Global Equities

Paris, November 15, 2001


RECEIVED
JAN 18 2002
316

RE : Société Générale (File n° 82-3501)
Ongoing Submission Pursant to Rule 12g3-2(b)
(Third Quarter 2001)

Dear Sirs,

The enclosed documents are being submitted to the Securities and Exchange Commission by Société Générale, file number 82-3501, pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934.

If you have any questions regarding this submission, please contact Mrs Denise HILL in Paris at 33 (0) 1 42 13 78 29.

Yours faithfully,

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Denise Hill
Equity Capital Markets

(A) 565.932


GENERALE

GROUP


RECEIVED
JAN 18 2002
316

PRESS RELEASE **Paris, November 15th 2001**

THIRD QUARTER 2001

Net income: EUR 394 million over the quarter

ROE after tax: 16.7% over nine months

- **Sound operational profitability of core businesses**
- **Stabilisation of operating expenses on a like-for-like basis**
- **Increase in net allocation to provisions**
- **Absence of contribution by the industrial equity portfolio due to stock market environment (versus EUR 142 million in the third quarter of 2000)**
- **Restructuring under way of Cash Equity and Advisory activities**

	Q3 01 (in EUR million)	Change vs. Q3 00
Net banking income	**3,394**	**+3%**
When adjusted for changes in Group structure and at a constant exchange rate		*-3%*
Gross operating income	**848**	**-6%**
When adjusted for changes in Group structure and at a constant exchange rate		*-10%*
Net income	**394**	**-20.2%**

	Q3 01	First 9 months/01
Annualised Group ROE *	**10.9%**	**16.7%**
Annualised business line ROE *	**19.3%**	**20.4%**

- *after tax*

At the meeting of the board of directors of Société Générale on November 14th 2001, chaired by Daniel Bouton, the board closed the Group's consolidated accounts for the third quarter of 2001.

Commenting on these results, Daniel Bouton said:

"Since the start of the year the Group has generated an ROE of 16.7% under progressively harsher conditions on the global stock markets.

The Retail Banking business continued to develop strongly through a combination of organic growth and acquisitions, while the Asset Management and Private Banking arm held up well despite the fall in market prices. Corporate Banking registered growth in activity and the Equity Derivatives business turned in a sound performance. These trends confirm the solidity of our banking model.

In the third quarter the crisis on the global equity markets weighed on the results of our primary and secondary equity businesses, as well as affecting capital gains on the industrial equity portfolio. The programmes to lower the break-even in these activities launched in 2001 will start to pay off from 2002.

The diversification and quality of the Group's loan portfolio means it is able to weather the economic slowdown.

The outlook for the coming months remains unclear in view of the current global economic environment. We stand by our medium-term ROE target of 19% under average economic and market conditions."

GROUP CONSOLIDATED RESULTS

Gross operating income: EUR 848 million (-6% vs. Q3 2000, -3% vs. Q2 2001)

In relation to the third quarter of 2000, the changes in Group structure notably concern the consolidation of SKB (Retail Banking outside France), GEFA and ALD (Specialised Financial Services), and TCW (Asset Management).

Group net banking income was up by 3.2% over the quarter in relation to the third quarter of 2000 (-2.7% when adjusted for changes in Group structure and at a constant exchange rate). Operating expenses were up by 6.8% on the third quarter of 2000 (-0.1% when adjusted for changes in Group structure and at a constant exchange rate); they were down by 1% on the second quarter of 2001 when adjusted for changes in Group structure and at a constant exchange rate.

Risk provisioning

The net allocation to provisions stood at EUR 257 million in the third quarter of 2001, versus EUR 220 million in the same period of 2000. Provisions booked by the core businesses to cover commercial risks amounted to EUR 237 million, compared with EUR 166 million in the third quarter of 2000 and EUR 183 million in the second quarter of 2001.

The increase was principally due to Corporate Banking. It reflects the deterioration in the American economy and in certain sectors.

Net income: EUR 394 million (-20.2% vs. Q3 2000)

After amortisation of goodwill and minority interests, net attributable income came out at EUR 394 million for the quarter, down by 20.2% on the third quarter of 2000.

The Group's effective tax rate stood at 20.3% in the third quarter and at 24.7% over the first nine months of the year. This low rate notably results from a more active management of the Group's tax positions outside France.

The Group's ROE for the period stood at 10.9% after tax. Over the first nine months of the year the ROE was 16.7%. The ROE of the business lines, excluding the results booked by the Corporate Centre, came out at 19.3% in the third quarter and at 20.4% since the start of the year.

Earnings per share amounted to EUR 4.27 over the first nine months of the year.

ACTIVITY AND RESULTS BY CORE BUSINESS

RETAIL BANKING: steady and profitable growth

In EUR million	Q3 01	Change vs. Q3 00
Net banking income	1,878	+10.7%
Net income	278	+10.3%

	Q3 01	Q3 00
ROE	17.3%	18.0%
Cost/income ratio	68.8%	69.4%

Following the takeover of Komercni Banka, which will be consolidated in the fourth quarter of 2001, the Société Générale Group now serves 12 million individual customers.

French Retail Banking Networks

The French retail banking networks registered growth of 6.7% in net banking income in relation to the third quarter of 2000, thus consolidating their position as the leading non-mutual retail bank in France. This remarkable performance was notably driven by:

- the continued rise in the average number of products per current account (6.7 compared with 6.4 at end-September 2000),
- uninterrupted growth in franchises (marked increase of 3.3% in the number of current accounts year-on-year, up by 8.5% since the start of 1999),
- a sharp increase in net interest income (+9%), coupled with steady growth in fee and commission income (+4%).

The implementation of the integrated multi-channel banking model continued according to schedule.

Operating expenses in the third quarter stabilised at the level seen in the first and second quarters of this year. The increase in operating expenses was limited to 2.0% in relation to the quarterly average for 2000. The cost/income ratio came out at 70.6%, down by 1 point on the third quarter of 2000.

Gross operating income was up by 10.8% on the third quarter of 2000 and by 5.8% on the second quarter of 2001.

Risk provisioning totalled EUR 61 million, up slightly on previous quarters.

The French retail banking networks turned in a remarkable performance in terms of profitability, with an ROE of 18.7% over the quarter, unchanged on the third quarter of 2000.

Both the Group's networks are ready for the single currency, with the conversion of almost all customer accounts to the euro being completed successfully.

Retail Banking outside France

The third quarter saw the Group acquire a 60% stake in Komercni Banka, which will be consolidated from the fourth quarter of 2001. The Société Générale Group is now the 4th largest banking group in Central Europe, serving 2.5 million customers across the region and with leading positions in Slovenia, Romania and the Czech Republic.

Gross operating income from these activities has increased more than twofold in the space of two years. The number of customers continued to grow, notably in Romania (+43% year-on-year).

Credit risk provisioning remains under control.

The ROE of this business line stood at 26.5% in the third quarter of 2001 (11.9% in the third quarter of 2000).

Specialised Financial Services

The integration of GEFA (vendor finance) and ALD (vehicle leasing and fleet management) is well under way. It will enable the Group to consolidate its position among the European leaders in these activities and leverage profitability by harnessing sizeable synergies.

The ROE of the Group's Specialised Financial Services came out at 11.4% over the quarter. It was weighed on by the ROE of the newly acquired GEFA and ALD entities.

ASSET MANAGEMENT & PRIVATE BANKING: strong performances on sales side

In EUR million	Q3 01	Change vs. Q3 00
Net banking income	294	+29.5%
Net income	54	-21.7%

	Q3 01	Q3 00
Net new money (in EUR bn)	4.1	2.8

Following the acquisition of TCW, the Société Générale Group is now the third largest euro-zone bank in fund management, with EUR 271 billion of assets under management as at September 30th 2001.

Asset Management

TCW, the American fund management company acquired on July 6th 2001, entered the Group's consolidation scope during the third quarter.

At September 30th 2001, assets under management totalled EUR 235 billion (EUR 157 billion excluding the impact of the TCW acquisition). Before TCW and thanks to sustained net inflows totalling EUR 2.7 billion, assets under management were down by only 6% on June 30th 2001, despite the very sharp decline in stock markets over the period (the Euro Stoxx 50 index lost 22.3%). This moderate drop combined with the well balanced product mix to limit the fall in net banking income to 16% in relation to the previous quarter.

The net inflow of new money at TCW amounted to EUR 1.3 billion over the quarter.

After the investments made to develop the alternative management business, which manages over EUR 22 billion of assets, operating expenses have now stabilised (down by 3.6% when adjusted for changes in Group structure between the second and third quarters of 2001, at EUR 80 million).

After tax, net income booked by the Asset Management business (including TCW) stood at EUR 42 million. Excluding TCW, earnings were down 27% on the third quarter of 2000.

Private Banking

The Group's Private Banking business continued its commercial development over the quarter, with a positive net inflow of new money amounting to EUR 100 million.

Profitability was weighed on by the negative price effect and the fall in brokerage fees on financial transactions. Quarterly net income booked by the business line was down by 14.3% year-on-year.

CORPORATE & INVESTMENT BANKING: good overall performance

In EUR million	**Q3 01**	**Change vs. Q3 00**
Net banking income	1,284	-12.2%
Net income	201	-16.3%

	Q3 01	**Q3 00**
ROE	18.8%	22.1%

In Corporate and Investment Banking, the Société Générale Group ranks among the leading global players in several key businesses, including project finance, equity derivatives and futures brokerage.

Gross operating income stood at EUR 348 million, up 27% on the second quarter of 2001. It was down by 19% in relation to the third quarter of 2000, which represented a high benchmark.

Corporate Banking produced an improvement in its results, driven by the Debt and Structured Finance businesses. The results of the Equity and Advisory arm were affected by the stock market environment. Within this business line, the Equity Derivatives activity once again turned in a good performance.

The restructuring and reorganisation measures undertaken in the second quarter of 2001 were continued and will produce savings of EUR 60 million per quarter from 2002. The ratio of total compensation to net revenues stood at 51% in the third quarter (48% excluding severance costs) and at 49% since the start of the year.

Consequently, Corporate and Investment Banking generated an ROE of 18.8% for the quarter, compared with 12.3% in the second quarter of 2001.

Corporate Banking
Third-quarter net income: EUR 222 million (vs. EUR 68 million in Q3 2000 and EUR 107 million in Q2 2001)
Annualised third-quarter ROE: 24.9%

As in the second quarter, net banking income booked by the Corporate Banking business was up by over 40% year-on-year.

This growth reflects the excellent performances of the Fixed Income and Treasury businesses, notably in the United States, against a backdrop of favourable interest rates.

The grouping of the Structured Finance and Debt activities at the start of the year to create the Debt/Finance platform has enabled the Group to further improve its positions among issuers and investors, and produce significant commercial results in these activities.

Provisions booked by Corporate Banking totalled EUR 123 million for the quarter, compared with EUR 93 million in the second quarter of 2001.

Corporate Banking registered a ROE of 24.9% in the third quarter, versus 11.6% in the second quarter of 2001.

Equity and Advisory
Third-quarter net income: EUR -21 million after EUR 37 million of severance costs

Equity Derivatives turned in a good performance, notably on the back of the structured products activities. In contrast, primary equity, secondary equity and M&A activities were all down and registered an overall loss. This led to a 19% drop in net banking income for the whole of the business line in relation to the previous quarter.

The Group continued to implement the restructuring programmes in these activities previously launched in Europe, the United States and Asia. Over the quarter, the non-recurrent cost of these programmes amounted to EUR 37 million. They will produce a significant reduction in the operating expenses of these activities from 2002. The lower cost base will enable the businesses to break even in the event of persistently morose economic and market conditions, while enabling Société Générale to fully capitalise on the future recovery when it comes.

The business line was at break-even before recognising the aforementioned severance costs (loss of EUR -21 million after severance costs).

CORPORATE CENTRE

Net income: EUR -139 million (EUR -67 million in Q3 2000, EUR 144 million in Q2 2001)

The Corporate Centre booked a loss of EUR 139 million over the quarter (compared with EUR -67 million in the third quarter of 2000), thus weighing on the Group's overall results over the period.

This change principally reflects the sharp contraction in capital gains realised on the Group's industrial equity portfolio. French accounting standards require the depreciation of equity investments, calculated on the basis of their value in use, to be charged against income and not directly against shareholders' equity. As the Group booked provisions on certain lines in the portfolio whose value had fallen over the quarter, these provisions offset the capital gains that were realised over the same period.

Down from EUR 1 billion at June 30th 2001 to around EUR 300 million at September 30th 2001, total unrealised capital gains, net of provisions, rose to some EUR 650 million at November 13th 2001.

Moreover, as in the second quarter, the Corporate Centre includes the results of the Group's domestic and foreign subsidiaries specialised in the distribution of financial products via the internet. In the third quarter, these subsidiaries continued to make a negative contribution to earnings. Measures to restructure or withdraw from these activities have been taken and will start to pay off in 2002.

Lastly, the Corporate Centre carries the amortisation and financing cost of goodwill on acquisitions.

CAPITAL BASE

At September 30th 2001, Group shareholders' equity stood at EUR 15.2 billion, representing a book value per share of EUR 37.3, compared with EUR 13.7 billion at December 31st 2000 and EUR 14.8 billion at June 30th 2001. The increase in shareholders' equity over the quarter notably reflects the settlement of the acquisition of TCW in Société Générale shares previously held as treasury stock.

The Group's Tier-one ratio came out at 8.2% at September 30th, compared with 8.3% on June 30th 2001 and 8.9% on December 31st 2000. The consolidation of Komercni Banka in the fourth quarter 2001 should bring the Group's Tier-one ratio back down to around the target level of 7.5%.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third Quarter 2001	Third Quarter 2000	Change Q3/Q3		First 9 Months 2001	First 9 Months 2000	Change
Net banking income	3,394	3,288	3%	-3% (*)	10,191	10,346	-1%
Operating expenses	(2,546)	(2,385)	7%	0% (*)	(7,437)	(7,105)	5%
Gross operating income	**848**	**903**	**-6%**	**-10% (*)**	**2,754**	**3,241**	**-15%**
Net allocation to provisions	(257)	(220)	17%		(619)	(502)	23%
Operating income	**591**	**683**	**-13%**		**2,135**	**2,739**	**-22%**
Net income from fixed assets	(4)	163	-102%		374	671	-44%
Net income from companies accounted for by the equity method	(11)	0	NM		(9)	1	NM
Extraordinary items	0	(42)	NM		(6)	(51)	-88%
Amortisation of goodwill	(26)	(10)	NM		(41)	(30)	37%
Income tax	(119)	(260)	-54%		(618)	(1,065)	-42%
Net income before minority interests	**431**	**534**	**-19%**		**1,835**	**2,265**	**-19%**
Minority interests	(37)	(40)	-8%		(123)	(136)	-10%
Net income	**394**	**494**	**-20%**		**1,712**	**2,129**	**-20%**
Annualised Group ROE after tax (%)	10.9%	15.8%			16.7%	23.2%	
Tier-one ratio at end of period	8.2%	8.1%			8.2%	8.1%	

(*) when adjusted for changes in Group structure and at a constant exchange rate

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third Quarter 2001	Third Quarter 2000	Change Q3/Q3	First 9 Months 2001	First 9 Months 2000	Change
Retail Banking	**278**	**252**	**10%**	**828**	**798**	**4%**
o.w. Société Générale + Sogénal network	169	164	3%	485	474	2%
o.w. Crédit du Nord network	27	26	4%	87	85	2%
o.w. Specialised Financial Services	50	49	2%	175	166	5%
o.w. Retail Banking outside France	32	13	146%	81	73	11%
Asset Management & Private Banking	**54**	**69**	**-22%**	**181**	**204**	**-11%**
o.w. Asset Management	42	55	-24%	143	152	-6%
o.w. Private Banking	12	14	-14%	38	52	-27%
Corporate & Investment Banking	**201**	**240**	**-16%**	**588**	**898**	**-35%**
o.w. Equity & Advisory	(21)	172	-112%	149	691	-78%
o.w. Corporate Banking	222	68	226%	439	207	112%
CORE BUSINESSES	**533**	**561**	**-5%**	**1,597**	**1,900**	**-16%**
Corporate Centre	**(139)**	**(67)**	**N/S**	**115**	**229**	**-50%**
GROUP	**394**	**494**	**-20%**	**1,712**	**2,129**	**-20%**

QUARTERLY RESULTS BY CORE BUSINESS

(in millions of euros)	1999	2000				2001		
	3rd Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
Retail Banking								
Net banking income	1,490	1,658	1,729	1,697	1,766	1,789	1,918	1,878
Operating expenses	-1,081	-1,138	-1,189	-1,177	-1,290	-1,237	-1,332	-1,293
Gross operating income	*409*	*520*	*540*	*520*	*476*	*552*	*586*	*585*
Operating income	*319*	*447*	*446*	*426*	*367*	*469*	*496*	*474*
Net income	*205*	*264*	*282*	*252*	*214*	*253*	*297*	*278*
o.w. SG and CDN networks								
Net banking income	1,126	1,216	1,234	1,215	1,271	1,276	1,285	1,297
Operating expenses	-847	-869	-884	-871	-969	-920	-925	-916
Gross operating income	*279*	*347*	*350*	*344*	*302*	*356*	*360*	*381*
Operating income	*217*	*304*	*302*	*305*	*234*	*312*	*306*	*320*
Net income	*136*	*186*	*183*	*190*	*143*	*187*	*189*	*196*
Asset Management & Private Banking								
Net banking income	163	216	225	227	251	226	236	294
Operating expenses	-103	-108	-117	-121	-161	-129	-137	-210
Gross operating income	*60*	*108*	*108*	*106*	*90*	*97*	*99*	*84*
Operating income	*60*	*107*	*109*	*106*	*86*	*97*	*99*	*84*
Net income	*37*	*68*	*67*	*69*	*53*	*62*	*65*	*54*
Corporate & Investment Banking								
Net banking income	968	1,798	1,416	1,463	1,321	1,447	1,212	1,284
Operating expenses	-767	-1,042	-1,052	-1,034	-996	-991	-938	-936
Gross operating income	*201*	*756*	*364*	*429*	*325*	*456*	*274*	*348*
Operating income	*162*	*682*	*319*	*357*	*262*	*360*	*181*	*222*
Net income	*114*	*449*	*210*	*240*	*245*	*252*	*135*	*201*
o.w. Equity & Advisory								
Net banking income	479	1,098	911	843	677	747	494	400
Operating expenses	-353	-610	-578	-573	-493	-531	-464	-442
Gross operating income	*126*	*488*	*333*	*270*	*184*	*216*	*30*	*-42*
Operating income	*126*	*489*	*323*	*265*	*191*	*216*	*30*	*-45*
Net income	*80*	*314*	*205*	*172*	*126*	*142*	*28*	*-21*
o.w. Corporate Banking								
Net banking income	489	700	505	620	644	700	718	884
Operating expenses	-414	-432	-474	-461	-503	-460	-474	-494
Gross operating income	*75*	*268*	*31*	*159*	*141*	*240*	*244*	*390*
Operating income	*36*	*193*	*-4*	*92*	*71*	*144*	*151*	*267*
Net income	*34*	*135*	*5*	*68*	*119*	*110*	*107*	*222*
Corporate Centre								
Net banking income	8	-3	19	-99	115	-29	-2	-62
Operating expenses	-27	-46	-28	-53	-102	-42	-85	-107
Gross operating income	*-19*	*-49*	*-9*	*-152*	*13*	*-71*	*-87*	*-169*
Operating income	*-37*	*-59*	*5*	*-206*	*-62*	*-73*	*-85*	*-189*
Net income	*-57*	*102*	*193*	*-67*	*57*	*110*	*144*	*-139*
GROUP								
Net banking income	2,629	3,669	3,389	3,288	3,453	3,433	3,364	3,394
Operating expenses	-1,978	-2,334	-2,386	-2,385	-2,549	-2,399	-2,492	-2,546
Gross operating income	*651*	*1,335*	*1,003*	*903*	*904*	*1,034*	*872*	*848*
Operating income	*504*	*1,177*	*879*	*683*	*653*	*853*	*691*	*591*
Net income	*299*	*883*	*752*	*494*	*569*	*677*	*641*	*394*

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	1999	2000				2001		
	3rd Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
Retail Banking	**205**	**264**	**282**	**252**	**214**	**253**	**297**	**278**
SG + CDN networks	136	186	183	190	143	187	189	196
Specialised Financial Services	50	54	63	49	51	41	84	50
Retail Banking outside France	19	24	36	13	20	25	24	32
Asset Management & Private Banking	**37**	**68**	**67**	**69**	**53**	**62**	**65**	**54**
Asset Management	27	47	50	55	41	48	53	42
Private Banking	10	21	17	14	12	14	12	12
Corporate & Investment Banking	**114**	**449**	**210**	**240**	**245**	**252**	**135**	**201**
o.w. Equity & Advisory	*80*	*314*	*205*	*172*	*126*	*142*	*28*	*-21*
o.w. Corporate Banking	*34*	*135*	*5*	*68*	*119*	*110*	*107*	*222*
CORE BUSINESSES	**356**	**781**	**559**	**561**	**512**	**567**	**497**	**533**
Corporate Centre	**-57**	**102**	**193**	**-67**	**57**	**110**	**144**	**-139**
GROUP	**299**	**883**	**752**	**494**	**569**	**677**	**641**	**394**

QUARTERLY ROE BY CORE BUSINESS

(%)	1999	2000				2001		
	3rd Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
Retail Banking	**15.2%**	**19.4%**	**20.2%**	**17.9%**	**15.1%**	**18.0%**	**18.8%**	**17.3%**
SG + CDN networks	13.9%	18.8%	18.0%	18.7%	14.2%	18.4%	18.2%	18.7%
Specialised Financial Services	17.8%	19.0%	22.6%	17.1%	18.0%	14.1%	19.9%	11.4%
Retail Banking outside France	22.9%	29.3%	36.7%	12.3%	15.9%	25.6%	20.5%	26.5%
Asset Management & Private Banking	**68.2%**	**109.7%**	**96.8%**	**99.6%**	**72.4%**	**88.9%**	**96.2%**	**69.6%**
Asset Management	88.5%	140.3%	125.8%	140.3%	100.6%	129.7%	154.7%	95.1%
Private Banking	42.1%	73.7%	57.6%	46.8%	36.9%	42.7%	36.0%	35.9%
Corporate & Investment Banking	**10.6%**	**41.2%**	**19.3%**	**22.1%**	**23.0%**	**24.9%**	**12.3%**	**18.8%**
o.w. Equity & Advisory	*79.8%*	*204.8%*	*111.7%*	*97.5%*	*76.8%*	*91.3%*	*15.8%*	*-11.7%*
o.w. Corporate Banking	*3.5%*	*14.4%*	*0.6%*	*7.5%*	*13.2%*	*12.8%*	*11.6%*	*24.9%*
CORE BUSINESSES	**14.5%**	**31.1%**	**21.9%**	**21.9%**	**20.0%**	**22.8%**	**18.1%**	**19.3%**
Corporate Centre	**-24.1%**	**17.9%**	**34.0%**	**-12.0%**	**11.4%**	**11.3%**	**19.6%**	**-16.4%**
GROUP	**11.1%**	**28.7%**	**24.1%**	**15.8%**	**18.6%**	**19.5%**	**18.4%**	**10.9%**


GENERALE

GROUP

PRESS RELEASE — Paris, November 15th 2001

THIRD QUARTER 2001

Net income: EUR 394 million over the quarter
ROE after tax: 16.7% over nine months

- **Sound operational profitability of core businesses**
- **Stabilisation of operating expenses on a like-for-like basis**
- **Increase in net allocation to provisions**
- **Absence of contribution by the industrial equity portfolio due to stock market environment (versus EUR 142 million in the third quarter of 2000)**
- **Restructuring under way of Cash Equity and Advisory activities**

	Q3 01 (in EUR million)	Change vs. Q3 00
Net banking income	3,394	+3%
When adjusted for changes in Group structure and at a constant exchange rate		*-3%*
Gross operating income	848	-6%
When adjusted for changes in Group structure and at a constant exchange rate		*-10%*
Net income	394	-20.2%
	Q3 01	**First 9 months/01**
Annualised Group ROE *	10.9%	16.7%
Annualised business line ROE *	19.3%	20.4%

- *after tax*

At the meeting of the board of directors of Société Générale on November 14th 2001, chaired by Daniel Bouton, the board closed the Group's consolidated accounts for the third quarter of 2001.

Commenting on these results, Daniel Bouton said:

"Since the start of the year the Group has generated an ROE of 16.7% under progressively harsher conditions on the global stock markets.

The Retail Banking business continued to develop strongly through a combination of organic growth and acquisitions, while the Asset Management and Private Banking arm held up well despite the fall in market prices. Corporate Banking registered growth in activity and the Equity Derivatives business turned in a sound performance. These trends confirm the solidity of our banking model.

In the third quarter the crisis on the global equity markets weighed on the results of our primary and secondary equity businesses, as well as affecting capital gains on the industrial equity portfolio. The programmes to lower the break-even in these activities launched in 2001 will start to pay off from 2002.

The diversification and quality of the Group's loan portfolio means it is able to weather the economic slowdown.

The outlook for the coming months remains unclear in view of the current global economic environment. We stand by our medium-term ROE target of 19% under average economic and market conditions."

GROUP CONSOLIDATED RESULTS

Gross operating income: EUR 848 million (-6% vs. Q3 2000, -3% vs. Q2 2001)

In relation to the third quarter of 2000, the changes in Group structure notably concern the consolidation of SKB (Retail Banking outside France), GEFA and ALD (Specialised Financial Services), and TCW (Asset Management).

Group net banking income was up by 3.2% over the quarter in relation to the third quarter of 2000 (-2.7% when adjusted for changes in Group structure and at a constant exchange rate). Operating expenses were up by 6.8% on the third quarter of 2000 (-0.1% when adjusted for changes in Group structure and at a constant exchange rate); they were down by 1% on the second quarter of 2001 when adjusted for changes in Group structure and at a constant exchange rate.

Risk provisioning

The net allocation to provisions stood at EUR 257 million in the third quarter of 2001, versus EUR 220 million in the same period of 2000. Provisions booked by the core businesses to cover commercial risks amounted to EUR 237 million, compared with EUR 166 million in the third quarter of 2000 and EUR 183 million in the second quarter of 2001.

The increase was principally due to Corporate Banking. It reflects the deterioration in the American economy and in certain sectors.

Net income: EUR 394 million (-20.2% vs. Q3 2000)

After amortisation of goodwill and minority interests, net attributable income came out at EUR 394 million for the quarter, down by 20.2% on the third quarter of 2000.

The Group's effective tax rate stood at 20.3% in the third quarter and at 24.7% over the first nine months of the year. This low rate notably results from a more active management of the Group's tax positions outside France.

The Group's ROE for the period stood at 10.9% after tax. Over the first nine months of the year the ROE was 16.7%. The ROE of the business lines, excluding the results booked by the Corporate Centre, came out at 19.3% in the third quarter and at 20.4% since the start of the year.

Earnings per share amounted to EUR 4.27 over the first nine months of the year.

ACTIVITY AND RESULTS BY CORE BUSINESS

RETAIL BANKING: steady and profitable growth

In EUR million	Q3 01	Change vs. Q3 00
Net banking income	1,878	+10.7%
Net income	278	+10.3%

	Q3 01	Q3 00
ROE	17.3%	18.0%
Cost/income ratio	68.8%	69.4%

Following the takeover of Komercni Banka, which will be consolidated in the fourth quarter of 2001, the Société Générale Group now serves 12 million individual customers.

French Retail Banking Networks

The French retail banking networks registered growth of 6.7% in net banking income in relation to the third quarter of 2000, thus consolidating their position as the leading non-mutual retail bank in France. This remarkable performance was notably driven by:

- the continued rise in the average number of products per current account (6.7 compared with 6.4 at end-September 2000),
- uninterrupted growth in franchises (marked increase of 3.3% in the number of current accounts year-on-year, up by 8.5% since the start of 1999),
- a sharp increase in net interest income (+9%), coupled with steady growth in fee and commission income (+4%).

The implementation of the integrated multi-channel banking model continued according to schedule.

Operating expenses in the third quarter stabilised at the level seen in the first and second quarters of this year. The increase in operating expenses was limited to 2.0% in relation to the quarterly average for 2000. The cost/income ratio came out at 70.6%, down by 1 point on the third quarter of 2000.

Gross operating income was up by 10.8% on the third quarter of 2000 and by 5.8% on the second quarter of 2001.

Risk provisioning totalled EUR 61 million, up slightly on previous quarters.

The French retail banking networks turned in a remarkable performance in terms of profitability, with an ROE of 18.7% over the quarter, unchanged on the third quarter of 2000.

Both the Group's networks are ready for the single currency, with the conversion of almost all customer accounts to the euro being completed successfully.

Retail Banking outside France

The third quarter saw the Group acquire a 60% stake in Komercni Banka, which will be consolidated from the fourth quarter of 2001. The Société Générale Group is now the 4th largest banking group in Central Europe, serving 2.5 million customers across the region and with leading positions in Slovenia, Romania and the Czech Republic.

Gross operating income from these activities has increased more than twofold in the space of two years. The number of customers continued to grow, notably in Romania (+43% year-on-year).

Credit risk provisioning remains under control.

The ROE of this business line stood at 26.5% in the third quarter of 2001 (11.9% in the third quarter of 2000).

Specialised Financial Services

The integration of GEFA (vendor finance) and ALD (vehicle leasing and fleet management) is well under way. It will enable the Group to consolidate its position among the European leaders in these activities and leverage profitability by harnessing sizeable synergies.

The ROE of the Group's Specialised Financial Services came out at 11.4% over the quarter. It was weighed on by the ROE of the newly acquired GEFA and ALD entities.

ASSET MANAGEMENT & PRIVATE BANKING: strong performances on sales side

In EUR million	Q3 01	Change vs. Q3 00
Net banking income	294	+29.5%
Net income	54	-21.7%

	Q3 01	Q3 00
Net new money (in EUR bn)	4.1	2.8

Following the acquisition of TCW, the Société Générale Group is now the third largest euro-zone bank in fund management, with EUR 271 billion of assets under management as at September 30th 2001.

Asset Management

TCW, the American fund management company acquired on July 6th 2001, entered the Group's consolidation scope during the third quarter.

At September 30th 2001, assets under management totalled EUR 235 billion (EUR 157 billion excluding the impact of the TCW acquisition). Before TCW and thanks to sustained net inflows totalling EUR 2.7 billion, assets under management were down by only 6% on June 30th 2001, despite the very sharp decline in stock markets over the period (the Euro Stoxx 50 index lost 22.3%). This moderate drop combined with the well balanced product mix to limit the fall in net banking income to 16% in relation to the previous quarter.

The net inflow of new money at TCW amounted to EUR 1.3 billion over the quarter.

After the investments made to develop the alternative management business, which manages over EUR 22 billion of assets, operating expenses have now stabilised (down by 3.6% when adjusted for changes in Group structure between the second and third quarters of 2001, at EUR 80 million).

After tax, net income booked by the Asset Management business (including TCW) stood at EUR 42 million. Excluding TCW, earnings were down 27% on the third quarter of 2000.

Private Banking

The Group's Private Banking business continued its commercial development over the quarter, with a positive net inflow of new money amounting to EUR 100 million.

Profitability was weighed on by the negative price effect and the fall in brokerage fees on financial transactions. Quarterly net income booked by the business line was down by 14.3% year-on-year.

CORPORATE & INVESTMENT BANKING: good overall performance

In EUR million	Q3 01	Change vs. Q3 00
Net banking income	1,284	-12.2%
Net income	201	-16.3%

	Q3 01	Q3 00
ROE	18.8%	22.1%

In Corporate and Investment Banking, the Société Générale Group ranks among the leading global players in several key businesses, including project finance, equity derivatives and futures brokerage.

Gross operating income stood at EUR 348 million, up 27% on the second quarter of 2001. It was down by 19% in relation to the third quarter of 2000, which represented a high benchmark.

Corporate Banking produced an improvement in its results, driven by the Debt and Structured Finance businesses. The results of the Equity and Advisory arm were affected by the stock market environment. Within this business line, the Equity Derivatives activity once again turned in a good performance.

The restructuring and reorganisation measures undertaken in the second quarter of 2001 were continued and will produce savings of EUR 60 million per quarter from 2002. The ratio of total compensation to net revenues stood at 51% in the third quarter (48% excluding severance costs) and at 49% since the start of the year.

Consequently, Corporate and Investment Banking generated an ROE of 18.8% for the quarter, compared with 12.3% in the second quarter of 2001.

Corporate Banking
Third-quarter net income: EUR 222 million (vs. EUR 68 million in Q3 2000 and EUR 107 million in Q2 2001)
Annualised third-quarter ROE: 24.9%

As in the second quarter, net banking income booked by the Corporate Banking business was up by over 40% year-on-year.

This growth reflects the excellent performances of the Fixed Income and Treasury businesses, notably in the United States, against a backdrop of favourable interest rates.

The grouping of the Structured Finance and Debt activities at the start of the year to create the Debt/Finance platform has enabled the Group to further improve its positions among issuers and investors, and produce significant commercial results in these activities.

Provisions booked by Corporate Banking totalled EUR 123 million for the quarter, compared with EUR 93 million in the second quarter of 2001.

Corporate Banking registered a ROE of 24.9% in the third quarter, versus 11.6% in the second quarter of 2001.

Equity and Advisory
Third-quarter net income: EUR -21 million after EUR 37 million of severance costs

Equity Derivatives turned in a good performance, notably on the back of the structured products activities. In contrast, primary equity, secondary equity and M&A activities were all down and registered an overall loss. This led to a 19% drop in net banking income for the whole of the business line in relation to the previous quarter.

The Group continued to implement the restructuring programmes in these activities previously launched in Europe, the United States and Asia. Over the quarter, the non-recurrent cost of these programmes amounted to EUR 37 million. They will produce a significant reduction in the operating expenses of these activities from 2002. The lower cost base will enable the businesses to break even in the event of persistently morose economic and market conditions, while enabling Société Générale to fully capitalise on the future recovery when it comes.

The business line was at break-even before recognising the aforementioned severance costs (loss of EUR -21 million after severance costs).

CORPORATE CENTRE

Net income: EUR -139 million (EUR -67 million in Q3 2000, EUR 144 million in Q2 2001)

The Corporate Centre booked a loss of EUR 139 million over the quarter (compared with EUR -67 million in the third quarter of 2000), thus weighing on the Group's overall results over the period.

This change principally reflects the sharp contraction in capital gains realised on the Group's industrial equity portfolio. French accounting standards require the depreciation of equity investments, calculated on the basis of their value in use, to be charged against income and not directly against shareholders' equity. As the Group booked provisions on certain lines in the portfolio whose value had fallen over the quarter, these provisions offset the capital gains that were realised over the same period.

Down from EUR 1 billion at June 30th 2001 to around EUR 300 million at September 30th 2001, total unrealised capital gains, net of provisions, rose to some EUR 650 million at November 13th 2001.

Moreover, as in the second quarter, the Corporate Centre includes the results of the Group's domestic and foreign subsidiaries specialised in the distribution of financial products via the internet. In the third quarter, these subsidiaries continued to make a negative contribution to earnings. Measures to restructure or withdraw from these activities have been taken and will start to pay off in 2002.

Lastly, the Corporate Centre carries the amortisation and financing cost of goodwill on acquisitions.

CAPITAL BASE

At September 30th 2001, Group shareholders' equity stood at EUR 15.2 billion, representing a book value per share of EUR 37.3, compared with EUR 13.7 billion at December 31st 2000 and EUR 14.8 billion at June 30th 2001. The increase in shareholders' equity over the quarter notably reflects the settlement of the acquisition of TCW in Société Générale shares previously held as treasury stock.

The Group's Tier-one ratio came out at 8.2% at September 30th, compared with 8.3% on June 30th 2001 and 8.9% on December 31st 2000. The consolidation of Komercni Banka in the fourth quarter 2001 should bring the Group's Tier-one ratio back down to around the target level of 7.5%.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third Quarter 2001	Third Quarter 2000	Change Q3/Q3		First 9 Months 2001	First 9 Months 2000	Change
Net banking income	3,394	3,288	3%	-3% (*)	10,191	10,346	-1%
Operating expenses	(2,546)	(2,385)	7%	0% (*)	(7,437)	(7,105)	5%
Gross operating income	**848**	**903**	**-6%**	**-10% (*)**	**2,754**	**3,241**	**-15%**
Net allocation to provisions	(257)	(220)	17%		(619)	(502)	23%
Operating income	**591**	**683**	**-13%**		**2,135**	**2,739**	**-22%**
Net income from fixed assets	(4)	163	-102%		374	671	-44%
Net income from companies accounted for by the equity method	(11)	0	NM		(9)	1	NM
Extraordinary items	0	(42)	NM		(6)	(51)	-88%
Amortisation of goodwill	(26)	(10)	NM		(41)	(30)	37%
Income tax	(119)	(260)	-54%		(618)	(1,065)	-42%
Net income before minority interests	**431**	**534**	**-19%**		**1,835**	**2,265**	**-19%**
Minority interests	(37)	(40)	-8%		(123)	(136)	-10%
Net income	**394**	**494**	**-20%**		**1,712**	**2,129**	**-20%**
Annualised Group ROE after tax (%)	10.9%	15.8%			16.7%	23.2%	
Tier-one ratio at end of period	8.2%	8.1%			8.2%	8.1%	

(*) when adjusted for changes in Group structure and at a constant exchange rate

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third Quarter 2001	Third Quarter 2000	Change Q3/Q3	First 9 Months 2001	First 9 Months 2000	Change
Retail Banking	**278**	**252**	**10%**	**828**	**798**	**4%**
o.w. Société Générale + Sogénal network	169	164	3%	485	474	2%
o.w. Crédit du Nord network	27	26	4%	87	85	2%
o.w. Specialised Financial Services	50	49	2%	175	166	5%
o.w. Retail Banking outside France	32	13	146%	81	73	11%
Asset Management & Private Banking	**54**	**69**	**-22%**	**181**	**204**	**-11%**
o.w. Asset Management	42	55	-24%	143	152	-6%
o.w. Private Banking	12	14	-14%	38	52	-27%
Corporate & Investment Banking	**201**	**240**	**-16%**	**588**	**898**	**-35%**
o.w. Equity & Advisory	(21)	172	-112%	149	691	-78%
o.w. Corporate Banking	222	68	226%	439	207	112%
CORE BUSINESSES	**533**	**561**	**-5%**	**1,597**	**1,900**	**-16%**
Corporate Centre	**(139)**	**(67)**	**N/S**	**115**	**229**	**-50%**
GROUP	**394**	**494**	**-20%**	**1,712**	**2,129**	**-20%**

QUARTERLY RESULTS BY CORE BUSINESS

(in millions of euros)	1999	2000				2001		
	3rd Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
Retail Banking								
Net banking income	1,490	1,658	1,729	1,697	1,766	1,789	1,918	1,878
Operating expenses	-1,081	-1,138	-1,189	-1,177	-1,290	-1,237	-1,332	-1,293
Gross operating income	*409*	*520*	*540*	*520*	*476*	*552*	*586*	*585*
Operating income	*319*	*447*	*446*	*426*	*367*	*469*	*496*	*474*
Net income	*205*	*264*	*282*	*252*	*214*	*253*	*297*	*278*
o.w. SG and CDN networks								
Net banking income	1,126	1,216	1,234	1,215	1,271	1,276	1,285	1,297
Operating expenses	-847	-869	-884	-871	-969	-920	-925	-916
Gross operating income	*279*	*347*	*350*	*344*	*302*	*356*	*360*	*381*
Operating income	*217*	*304*	*302*	*305*	*234*	*312*	*306*	*320*
Net income	*136*	*186*	*183*	*190*	*143*	*187*	*189*	*196*
Asset Management & Private Banking								
Net banking income	163	216	225	227	251	226	236	294
Operating expenses	-103	-108	-117	-121	-161	-129	-137	-210
Gross operating income	*60*	*108*	*108*	*106*	*90*	*97*	*99*	*84*
Operating income	*60*	*107*	*109*	*106*	*86*	*97*	*99*	*84*
Net income	*37*	*68*	*67*	*69*	*53*	*62*	*65*	*54*
Corporate & Investment Banking								
Net banking income	968	1,798	1,416	1,463	1,321	1,447	1,212	1,284
Operating expenses	-767	-1,042	-1,052	-1,034	-996	-991	-938	-936
Gross operating income	*201*	*756*	*364*	*429*	*325*	*456*	*274*	*348*
Operating income	*162*	*682*	*319*	*357*	*262*	*360*	*181*	*222*
Net income	*114*	*449*	*210*	*240*	*245*	*252*	*135*	*201*
o.w. Equity & Advisory								
Net banking income	479	1,098	911	843	677	747	494	400
Operating expenses	-353	-610	-578	-573	-493	-531	-464	-442
Gross operating income	*126*	*488*	*333*	*270*	*184*	*216*	*30*	*-42*
Operating income	*126*	*489*	*323*	*265*	*191*	*216*	*30*	*-45*
Net income	*80*	*314*	*205*	*172*	*126*	*142*	*28*	*-21*
o.w. Corporate Banking								
Net banking income	489	700	505	620	644	700	718	884
Operating expenses	-414	-432	-474	-461	-503	-460	-474	-494
Gross operating income	*75*	*268*	*31*	*159*	*141*	*240*	*244*	*390*
Operating income	*36*	*193*	*-4*	*92*	*71*	*144*	*151*	*267*
Net income	*34*	*135*	*5*	*68*	*119*	*110*	*107*	*222*
Corporate Centre								
Net banking income	8	-3	19	-99	115	-29	-2	-62
Operating expenses	-27	-46	-28	-53	-102	-42	-85	-107
Gross operating income	*-19*	*-49*	*-9*	*-152*	*13*	*-71*	*-87*	*-169*
Operating income	*-37*	*-59*	*5*	*-206*	*-62*	*-73*	*-85*	*-189*
Net income	*-57*	*102*	*193*	*-67*	*57*	*110*	*144*	*-139*
GROUP								
Net banking income	2,629	3,669	3,389	3,288	3,453	3,433	3,364	3,394
Operating expenses	-1,978	-2,334	-2,386	-2,385	-2,549	-2,399	-2,492	-2,546
Gross operating income	*651*	*1,335*	*1,003*	*903*	*904*	*1,034*	*872*	*848*
Operating income	*504*	*1,177*	*879*	*683*	*653*	*853*	*691*	*591*
Net income	*299*	*883*	*752*	*494*	*569*	*677*	*641*	*394*

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	1999	2000				2001		
	3rd Quarter	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*
Retail Banking	**205**	**264**	**282**	**252**	**214**	**253**	**297**	**278**
SG + CDN networks	136	186	183	190	143	187	189	196
Specialised Financial Services	50	54	63	49	51	41	84	50
Retail Banking outside France	19	24	36	13	20	25	24	32
Asset Management & Private Banking	**37**	**68**	**67**	**69**	**53**	**62**	**65**	**54**
Asset Management	27	47	50	55	41	48	53	42
Private Banking	10	21	17	14	12	14	12	12
Corporate & Investment Banking	**114**	**449**	**210**	**240**	**245**	**252**	**135**	**201**
o.w. Equity & Advisory	***80***	***314***	***205***	***172***	***126***	***142***	***28***	***-21***
o.w. Corporate Banking	***34***	***135***	***5***	***68***	***119***	***110***	***107***	***222***
CORE BUSINESSES	**356**	**781**	**559**	**561**	**512**	**567**	**497**	**533**
Corporate Centre	**-57**	**102**	**193**	**-67**	**57**	**110**	**144**	**-139**
GROUP	**299**	**883**	**752**	**494**	**569**	**677**	**641**	**394**

QUARTERLY ROE BY CORE BUSINESS

(%)	1999	2000				2001		
	3rd Quarter	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*
Retail Banking	**15.2%**	**19.4%**	**20.2%**	**17.9%**	**15.1%**	**18.0%**	**18.8%**	**17.3%**
SG + CDN networks	13.9%	18.8%	18.0%	18.7%	14.2%	18.4%	18.2%	18.7%
Specialised Financial Services	17.8%	19.0%	22.6%	17.1%	18.0%	14.1%	19.9%	11.4%
Retail Banking outside France	22.9%	29.3%	36.7%	12.3%	15.9%	25.6%	20.5%	26.5%
Asset Management & Private Banking	**68.2%**	**109.7%**	**96.8%**	**99.6%**	**72.4%**	**88.9%**	**96.2%**	**69.6%**
Asset Management	88.5%	140.3%	125.8%	140.3%	100.6%	129.7%	154.7%	95.1%
Private Banking	42.1%	73.7%	57.6%	46.8%	36.9%	42.7%	36.0%	35.9%
Corporate & Investment Banking	**10.6%**	**41.2%**	**19.3%**	**22.1%**	**23.0%**	**24.9%**	**12.3%**	**18.8%**
o.w. Equity & Advisory	***79.8%***	***204.8%***	***111.7%***	***97.5%***	***76.8%***	***91.3%***	***15.8%***	***-11.7%***
o.w. Corporate Banking	***3.5%***	***14.4%***	***0.6%***	***7.5%***	***13.2%***	***12.8%***	***11.6%***	***24.9%***
CORE BUSINESSES	**14.5%**	**31.1%**	**21.9%**	**21.9%**	**20.0%**	**22.8%**	**18.1%**	**19.3%**
Corporate Centre	**-24.1%**	**17.9%**	**34.0%**	**-12.0%**	**11.4%**	**11.3%**	**19.6%**	**-16.4%**
GROUP	**11.1%**	**28.7%**	**24.1%**	**15.8%**	**18.6%**	**19.5%**	**18.4%**	**10.9%**